Mail Stop 3561

January 24, 2007

Mr. Gary L. McArthur
Vice President and Chief Financial Officer
1025 West NASA Boulevard
Melbourne, Florida 32919

> **Re:** **Harris Corporation**
> **Form 10-K for the year ended June 30, 2006**
> **Filed September 7, 2006**
> **File No. 001-03863**

Dear Mr. McArthur:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended June 30, 2006

Management's Discussion and Analysis

Critical Accounting Policies and Estimates, page 47
– Provisions for Excess and Obsolete Inventory Losses

1. We note your disclosure that if you determine that your inventory is undervalued, you may have overstated "cost of sales" in previous periods and would be required to recognize such additional income. Please note that in the case where goods have been written down below cost at the close of a fiscal year, such reduced amount is to be considered the cost for subsequent accounting purposes. In this regard, please clarify for us and in your disclosure in future filings, whether circumstances exist or have existed in the past which lead you to recognize additional income as a result of inventory being undervalued in previous periods. If so, please explain to us in detail how your accounting treatment complies with footnote 2 of SFAS No. 151 and SAB Topic 5BB. We may have further comment upon receipt of your response.

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income and Shareholders' Equity, page 59

2. We note from your statement of comprehensive income and shareholders' equity that in fiscal 2006 debt was converted to 20,350 shares of common stock. Please tell us the nature of this transaction including the initial terms of the debt. Also, citing relevant authoritative literature, tell us how you accounted for the conversion to common stock.

Notes to the Financial Statements

General

3. We note from your disclosures in MD&A that you recorded a $39.6 million charge in the Microwave Communications segment in 2006 for inventory write-downs and severance costs associated with product discontinuances and the shut-down of your manufacturing activities in Montreal, Canada. We also note that you incurred a $25 million charge related to inventory write-downs, severance and other costs associated with cost-reduction actions in the Broadcast Communications Segment. Given these amounts represent ($.26) and ($.14) per diluted share, respectively, please provide us with and revise your notes to the financial statemetns in future filings to include the disclosures required by paragraph 20 of SFAS No. 146. Your response and revised disclosure should provide a description of each major type of cost associated with the exit or disposal activity (for example, one-time termination benefits, contract termination costs, and other associated costs) by segment; disclose the total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, and a reconciliation of the beginning and ending liability balances showing separately the changes during the period

attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) therefore, where applicable. Additionally, please provide the line item(s) in the income statement in which the costs are aggregated. Also, please revise the notes to the financial statements in future filings, to disclose in greater detail the facts and circumstances surrounding the inventory write-downs. You may refer to paragraph 14, Chapter 4 of ARB No. 43.

Note 1. Significant Accounting Policies, page 60

4. We note from your disclosures included within MD&A that in the past you have recognized impairments related to capitalized software developments costs. We also note that significant additions were made to capitalized software costs during fiscal 2006 and 2005, and your disclosure in the capital resources and liquidity section indicate that you expect incur additional software costs in the future. However, it is unclear to us what type(s) of software costs are being capitalized and how such costs are accounted for within your financial statements. In this regard, please clarify for us whether your capitalized software costs are accounted for under SOP No. 98-1 or SFAS. No 86 and revise your disclosures with your significant accounting policies footnote in future filings to include your policies for which you capitalize software costs. Your response and revised disclosure should specifically identify the accounting guidance used by management to account for the capitalized software costs and how your policy complies with the applicable literature. Also, please address when the Company believes it is appropriate to begin capitalization of software costs and the useful life over which you amortize such costs. Explain how you determined the period over which you expect to receive future benefits from these assets and why you believe the assigned useful life is appropriate. Please provide us with your planned revisions. We may have further comment upon receipt of your response.

– Reclassifications, page 65

5. We note that you have reclassified prior-year additions of capitalized software from cash flows from operating activities to cash flows from investing activities on the statement of cash flows. We also note that you previously classified auction rate securities as cash and cash equivalents and have reclassified such securities as short-term investments. In light of the significant changes to net cash provided by operating and investing activities due to such reclassifications, please tell us why you believe it is appropriate to present such changes as reclassifications rather than as corrections of errors as addressed by APB 20.

6. We note your disclosure that you changed the classification of the reduction of income tax paid as a result of the deduction related to employees' exercise of stock options from financing activities to operating activities on the statement of cash flows. Please also tell us if you have classified cash retained as a result of the tax deductibility of increases in the value of equity instruments issued under share-based payment arrangements that are not included in the cost of goods or services that is recognizable for financial reporting purposes, as a cash inflow from financing activities, as required by paragraph 68 of SFAS No. 123(R).

Note 4. Business Combinations, page 68

7. Reference is made to the disclosures regarding your acquisition of Leitch during fiscal 2006. We note from the table included on page 69 that total purchase price of Leitch was approximately $513.4 million and based on the conditions set forth in Rule 3-05 of Regulation S-X, it appears Leitch meets the significance test as a significant subsidiary given the purchase price (including assumed liabilities) represents 20.9% of your total assets. In this regard, please tell us whether you have filed audited financial statements for the most recent year for Leitch in accordance with Rule 3-05 of Regulation S-X and if so, please tell us where. If audited financial statements for the most recent year have not been filed, please file an amended Form 8-K which includes the most recent audited financial statements of Leitch in accordance with the guidance noted above. Please note that although your most recently filed Form 10-K includes the results of Leitch from the date of acquisition, it does not meet the filing requirements since the results of Leitch have been reported within your most recent audited financial statements for a period of less than one year.

8. We note that the acquisitions of Leitch and Encoda resulted in large amounts of goodwill recorded on the balance sheet. In light of the significant amount of goodwill, please explain to us and revise future filings to disclose the underlying business reasons for the acquisitions and factors which lead to purchase prices in excess of net assets acquired (i.e., goodwill), as required by paragraph 51b of SFAS No. 141.

Note 5. Receivables, page 71
Note 6. Inventories, page 71

9. It appears from your disclosures included within the business section and elsewhere in your filing that the majority of your receivables relate to long term contracts. In future filings, please revise your disclosure of receivables and inventories (specifically unbilled costs) to include the following:

> (1) Balances billed but not paid by customers under retainage provisions in contracts.
> (2) Amounts representing the recognized sales value of performance and such amounts that had not been billed and were not billable to customers at the date of the balance sheet. Include a general description of the prerequisites for billing.
> (3) Billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of the principal items comprising such amount.
> (4) With respect to (1) through (3) above, also state the amounts included in each item which are expected to be collected after one year. Also state, by year, if practicable, when the amounts of retainage (see (1) above) are expected to be collected.

Please provide us with the revised disclosure you intend on including in future filings. See Rule 5-02(3)(c) of Regulation S-X and refer to the exhibit included in the SEC ASR No. 164.

Note 16. Net Income Per Share, page 80

10. In future filings, please disclose the amount of securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No. 128.

Note 24. Legal Proceedings, page 87

11. We note from your disclosure in Note 23 that headquarters expense in fiscal 2006 included a $5.4 million charge related to your arbitration with Bourdex. Please explain to us, and disclose in future filings, the nature, facts and circumstances surrounding this arbitration. Include in your response when the legal issue arose, any amounts previously accrued for the potential loss contingencies, and the current status of the arbitration.

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       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief